UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 7)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DIALYSIS CORPORATION OF AMERICA
(Name of Subject Company (Issuer))
URCHIN MERGER SUB, INC.
a wholly owned subsidiary of
U.S. RENAL CARE, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
252529102
(CUSIP Number of Class of Securities)

Thomas L. Weinberg, Esq.
Senior Vice President and General Counsel
U.S. Renal Care, Inc.
2400 Dallas Parkway, Suite 350
Plano, Texas 75093
(214) 736-2700
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$111,378,634	$7,942

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 9,610,373 shares of common stock, par value $0.01 per share, at $11.25 per share. The transaction valuation also includes (i) the offer price of $11.25 multiplied by 100,000, the estimated number of options to purchase shares that are currently outstanding and exercisable upon expiration of the offer and (ii) the offer price of $11.25 multiplied by 189,950, the number derivative securities in the form of shares of restricted stock and restricted stock units that are currently outstanding.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued by the Securities and Exchange Commission on December 17, 2009, by multiplying the transaction value by .00007130.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,942

Form or Registration Number:	Schedule TO-T

Filing party:	U.S. Renal Care, Inc. and Urchin Merger Sub, Inc.

Date filed:	April 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-Party Tender Offer Subject to Rule 14d-1

☐	Issuer Tender Offer Subject to Rule 13e-4

☐	Going Private Transaction Subject to Rule 13e-3

☐	Amendment to Schedule 13D Under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Securities and Exchange Commission on April 22, 2010 by (i) Urchin Merger Sub, Inc., a Florida corporation (“Offeror”) and a wholly owned subsidiary of U.S. Renal Care, Inc., a Delaware corporation (“USRC”), and (ii) USRC. The Schedule TO relates to the offer by Offeror to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Dialysis Corporation of America, a Florida corporation (“DCA”), at a purchase price of $11.25 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 22, 2010, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively. This Amendment is being filed on behalf of Offeror and USRC. The information set forth in the Offer to Purchase, including the Annexes thereto, and the related Letter of Transmittal, is hereby expressly incorporated by reference herein, and is supplemented by the information specifically provided herein.
     Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Schedule TO.
ITEM 11. ADDITIONAL INFORMATION
Item 11 of the Schedule TO is amended and supplemented as follows:
     The Offer expired at 5:00 p.m., New York City time, on Tuesday, June 1, 2010. Based on final information provided by Continental Stock Transfer & Trust Company, the Depositary for the Offer, 8,783,968 shares of DCA common stock (including 214,430 of such shares delivered to the Depository pursuant to the Offer’s guaranteed delivery procedures) were validly tendered and not withdrawn immediately prior to the expiration of the Offer. The tendered shares represent approximately 90% of the outstanding shares of DCA common stock. Following the expiration of the Offer, Offeror accepted for payment all tendered shares in accordance with the terms of the Offer, and Offeror will promptly pay for such shares. USRC intends to complete the acquisition of DCA on or about June 3, 2010 through the merger of Offeror with and into DCA in accordance with applicable provisions of Florida law that authorize the completion of the Merger without a vote or meeting of shareholders of DCA.
     On June 2, 2010, USRC issued a press release announcing the completion of the Offer. The press release is filed as Exhibit (a)(12) to the Schedule TO, and the information set forth in the press release is incorporated herein by reference.
ITEM 12. EXHIBITS
     Item 12 of the Schedule TO is amended and supplemented by adding thereto the following exhibit:
     (a)(12) Press release issued by U.S. Renal Care, Inc. on June 2, 2010

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

U.S. RENAL CARE, INC.

By: Name:	/s/ Thomas L. Weinberg Thomas L. Weinberg
Title:	Senior Vice President and General Counsel

URCHIN MERGER SUB, INC.

By: Name:	/s/ Thomas L. Weinberg Thomas L. Weinberg
Title:	Vice President, Secretary

Dated: June 2, 2010

Exhibit
Number	Description
(a)(1)	Offer to Purchase, dated April 22, 2010*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Notice of Guaranteed Delivery*

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees*

(a)(6)	Internal Revenue Service Form W-9*

(a)(7)	Joint Press Release issued by U.S. Renal Care, Inc. and Dialysis Corporation of America, dated April 14, 2010 (incorporated by reference to the Schedule TO-C filed by U.S. Renal Care, Inc. with the Securities and Exchange Commission on April 14, 2010)

(a)(8)	Summary Newspaper Advertisement published in The New York Times on April 22, 2010*

(a)(9)	Complaint captioned Francis Myskowsky, et al. v. Dialysis Corporation of America, et al filed on April 30, 2010, in the Maryland Circuit Court located in Anne Arundel County*

(a)(10)	Press release issued by U.S. Renal Care, Inc. on May 13, 2010*

(a)(11)	Press release issued by U.S. Renal Care, Inc. on May 25, 2010*

(a)(12)	Press release issued by U.S. Renal Care, Inc. on June 2, 2010

(b)(1)	Debt Commitment Letter, dated as of April 13, 2010, by and between U.S. Renal Care, Inc. and Royal Bank of Canada*

(b)(2)	Credit Agreement dated May 24, 2010 among U.S. Renal Care, Inc., the lenders parties thereto, Royal Bank of Canada, as Administrative Agent and Collateral Agent, RBC Capital Markets, as Lead Arranger, Bank of America, N.A., as Syndication Agent and General Electric Capital Corporation, as Documentation Agent*

(b)(3)	Credit Agreement dated May 24, 2010 among U.S. Renal Care, Inc., the lenders parties thereto, Royal Bank of Canada, as Administrative Agent and RBC Capital Markets, as Lead Arranger*

(d)(1)	Agreement and Plan of Merger, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc. and Dialysis Corporation of America*

(d)(2)	Form of Tender and Voting Agreement, dated as of April 13, 2010, by and among U.S. Renal Care, Inc., Urchin Merger Sub, Inc., Dialysis Corporation of America and each of the following: Robert W. Trause, Kenneth J. Bock, Joanne Zimmerman, Stephen W. Everett, Daniel R. Ouzts, Andrew J. Jeanneret, Peter D. Fischbein, Thomas K. Langbein, and Thomas P. Carey*

(d)(3)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas K. Langbein*

(d)(4)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Thomas P. Carey*

(d)(5)	First Amendment to Employment Agreement, dated as of April 13, 2010, by and between Dialysis Corporation of America and Stephen W. Everett*

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO.